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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)
 INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b)(c) AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)



                              HEALTHGATE DATA CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
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                         (Title of Class of Securities)


                                     42222 H
                     -----------------------------------------
                                 (CUSIP Number)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

/ /   Rule 13d - 1(b)

/ /   Rule 13d - 1(c)

/X/   Rule 13d - 1(d)


-------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------
CUSIP NO.  42222 H                             13G

-------------------------

-------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Blackwell Publishing, Ltd. (Formerly known as
                   Blackwell Science, Ltd.)
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                              (b) / /
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     3  SEC USE ONLY

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     4  CITIZENSHIP OR PLACE OF ORGANIZATION

                   United Kingdom
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                                      5  SOLE VOTING POWER

           NUMBER OF SHARES                     585,231 shares owned by
                                                        Blackwell Publishing,
         BENEFICIALLY OWNED BY                          Ltd.
                                                 88,759 shares owned by a
         REPORTING PERSON WITH                          subsidiary of Blackwell
                                                        Publishing, Ltd.
                                                -------
                                         TOTAL: 673,990
                                      -----------------------------------------
                                      6  SHARED VOTING POWER

                                               N/A
                                      -----------------------------------------
                                      7  SOLE DISPOSITIVE POWER

                                                585,231 shares owned by
                                                        Blackwell Publishing,
                                                        Ltd.
                                                 88,759 shares owned by a
                                                        subsidiary of Blackwell
                                                        Publishing, Ltd.
                                                -------
                                         TOTAL: 673,990
                                      -----------------------------------------
                                      8  SHARED DISPOSITIVE POWER

                                               N/A
-------------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             673,990 shares
-------------------------------------------------------------------------------
     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                  / /
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     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             11.2%
-------------------------------------------------------------------------------
     12 TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

         HEALTHGATE DATA CORP.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         25 Corporate Drive
         Burlington, MA 01803

ITEM 2(a).  NAME OF PERSON FILING:

         Blackwell Publishing, Ltd.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Osney Mead, Oxford,
         OX 2 OEL, United Kingdom

ITEM 2(c).  CITIZENSHIP:

         United Kingdom

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.03 per share

ITEM 2(e).  CUSIP NUMBER:

         42222 H

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP


         (a)      Amount Beneficially Owned:

                  673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

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         (b)      Percent of Class:  11.2%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

                  (ii)     shared power to vote or to direct the vote: N/A

                  (iii) sole power to dispose or to direct the disposition of:

                           673,990 shares, which includes 585,231 shares owned by Blackwell Publishing, Ltd., and 88,759 shares owned by a wholly-owned subsidiary of Blackwell Publishing, Ltd.

                  (iv) shared power to dispose or to direct the disposition of: N/A

ITEMS 5-9         Not applicable


ITEM 10. CERTIFICATION

                  Not Applicable.


NOTE: All information in this Schedule 13G is as of the close of business on December 31, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                31  JANUARY, 2002
                                    -------------------------------------------
                                                      (Date)

                                    BLACKWELL PUBLISHING, LTD.
                                    (formerly known as Blackwell Science, Ltd.)


                                    By: /s/ MARK LEE HOULTON
                                        ---------------------------------------
                                    Name: MARK LEE HOULTON
                                         --------------------------------------
                                    Title: CHIEF FINANCIAL OFFICER
                                          -------------------------------------


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